Citigroup Mamaged Futures LLC
                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 200549


Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registraion Statement on Form S-1
        File No. 333-117275


Ladies and Gentlemen:


     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to the Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated March 31, 2007 to the Partnership's prospectus dated May 1,2006.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                      Citigroup Diversified Futures Fund L.P.
                                   March 2007

The net asset value for Citigroup Diversified Futures Fund L.P. was $875.38 per unit at the end of March, down 3.0% for the month and down 6.5% year to date.

The Fund was negative for the month of March, as losses in metals, indices, currency and grains markets were partially offset by profits in soft commodities and international fixed income markets.

Overall weak economic data from the U.S. and growing concerns over rising sub-prime mortgage delinquency rates, resulted in erratic financial market pricing during the month. In metals markets, corrections in precious metals followed through to March against the Fund's advisors long positions, resulting in losses for the Fund. Losses were also realized in indices markets, as risk was sharply reduced as the correction of global equity markets in late February continued into the first week of March. Speculation over further widening of global interest rate differentials continued to negatively impact certain currency positions. In grains markets, as the energy prices softened, corn prices declined precipitously as demand for ethanol based alternative fuels eroded in sympathy.

In soft commodities markets, cocoa prices rallied as the International Cocoa Organization forecasted a 20 percent decrease in crops from the Ivory Coast, the world's biggest producer, resulting in trading gains for the Fund's advisors. Profits were also earned from trading in European fixed income futures as anticipated hikes in interest rates materialized over inflation concerns, causing prices to fall.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                             For the Period March 1,
                             Through March 31, 2007

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized losses from trading          $(51,789,491)     (6.22)%
Change in unrealized gains/losses
     from trading                       29,067,774       3.49
                                       -----------      -----
                                       (22,721,717)     (2.73)
Less, Brokerage commissions
     and clearing fees ($302,747)        4,272,795       0.51
                                       -----------      -----
Net realized and unrealized losses     (26,994,512)     (3.24)
Interest Income                          2,808,916       0.33
                                       -----------      -----
                                       (24,185,596)     (2.91)
Less, Expenses:
     Management fees                     1,326,711       0.16
     Other expenses                         86,527       0.01
                                       -----------      -----
                                         1,413,238       0.17
                                       -----------      -----
Net loss                               (25,598,834)     (3.08)%
                                                        =====

Additions (9,892.1800 L.P. units
at February 28, 2007 net asset
value per unit of $902.43)               8,927,000
Redemptions (20,655.7659 L.P. units
at March 31, 2007 net asset
value per unit of $875.38)             (18,081,644)
                                       -----------
Decrease in net assets                 (34,753,478)
Net assets, February 28, 2007          845,150,046
                                       -----------
Net assets, March 31, 2007            $810,396,568
                                       ===========
Net Asset Value per unit
  ($810,396,568 / 925,765.5106 Units)       $875.38
                                            =======

     To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: /s/ Jennifer Magro
        ---------------
         Jennifer Magro
         Chief Financial Officer and Director
         Citigroup Managed Futures LLC
         General Partner, Citigroup
         Diversified Futures Fund L.P.